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Mark A. von Bergen (503) 243-5874 mark.vonbergen@hklaw.com

September 18, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.Washington, D.C. 20549

Attn: Ms. Suzanne Hayes, Assistant Director

Re:          Paulson Capital Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 26, 2013

File No. 000-18188

Dear Ms. Hayes:

On behalf of Paulson Capital Corp. (the "Company"), we hereby respond to the Staff's oral comments communicated to us on September 12, 2013, by Celia Soehner of your office. The Company's response to the comments is set forth below. We have included with this letter a redline copy of the revised Amendment No. 3 to the Proxy Statement as amended in response to the Staff's comments to aid in expediting your review.

Proposal 6

1.              In response to the Staff's request for clarification of the number of shares that may be issued upon approval of Proposal 6, we have added disclosure in the second paragraph under "Proposed Financing and Restructuring" indicating that the maximum number of shares that may be issued in the proposed financing is 22,500,000. The Company has decided not to seek shareholder approval for the issuance of securities other than those proposed to be issued to DKR Ventures and Hudson Bay Master Fund. Accordingly, Proposal 6 has been revised to delete references to the request for approval of securities beyond those for which agreements are presently in place.

2.              In response to the Staff's request for clarification of the pricing of the Company's securities in relation to the book value and market price of such securities, we have added disclosure in the fourth paragraph under "Proposal 6 - Authorization To Issue Securities In A Non-Public Offering In Accordance With NASDAQ Listing Rule 5635" indicating that the securities to be sold upon approval of Proposal 6 will be at a price that is lower than the book value and market price.

Atlanta | Boston | Chicago | Dallas | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami | New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

U.S. Securities and Exchange Commission

September 18, 2013

3.               In response to the Staff's request for further clarification of the pricing of the Company's securities in the proposed offerings, we have added disclosure in the fourth paragraph under "Proposal 6 - Authorization To Issue Securities In A Non-Public Offering In Accordance With NASDAQ Listing Rule 5635" indicating that there is no minimum price at which securities may be sold upon approval of Proposal 6.

Please direct any questions or comments regarding this letter or the Proxy Statement to me at (503) 243-5874.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Mark A. von Bergen

Mark A. von Bergen

MAvB:sbk

Cc:          Trent Davis